Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE

July 10, 2007

Company:     Dominion

Contacts:

Media:	Chet Wade, (804) 775-5697, Chet.Wade@dom.com Mark Lazenby, (804) 819-2042, Mark.Lazenby@dom.com
Analysts:	Joseph O’Hare, (804) 819-2156, Joseph.OHare@dom.com Greg Snyder, (804) 819-2383, James.Gregory.Snyder@dom.com

DOMINION COMMENCES TENDER OFFER TO REPURCHASE SHARES

RICHMOND, Va. – Dominion (NYSE: D) announced today that it is commencing its previously announced modified “Dutch auction” tender offer to purchase its outstanding common shares. In the tender offer, the company intends to purchase up to 55 million shares, representing nearly 16 percent of the outstanding shares, in a price range of $82.00 to $92.00 per share.

The tender offer will expire, unless extended by Dominion, at 5 p.m. Eastern time on Aug. 7, 2007.

The high end of the tender range represents a maximum aggregate purchase of $5.06 billion. It also reflects a premium of approximately 10 percent relative to the closing price of $83.55 on June 27, 2007, the day immediately prior to the company’s announcement of its intention to tender for its shares.

The tender offer is being conducted as part of the company’s previously announced plans to use proceeds from the sales of most of its natural gas and oil exploration and production assets.

Morgan Stanley and Merrill Lynch are the dealer managers for the tender offer. Georgeson, Inc. is the information agent and Continental Stock Transfer & Trust Co. is the depository for the tender offer.

Copies of the Offer to Purchase and Letter of Transmittal are being mailed to holders of Dominion shares. Additional copies of the Offer to Purchase and related materials may be obtained at the company’s expense from the information agent, Georgeson, Inc., at 17 State Street, 10th Floor, New York, NY 10004. Banks and brokers should call (212) 440-9800 and all others should call toll free (800) 605-7548.

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